

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

Exemption No. 82-4962

4 April 2006

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Status Report on Genting Berhad's ("GB") ADR Programme as of 31 March 2006 for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.




06012263

Yours faithfully
GENTING BERHAD

WILLIAM CHUA
Assistant Company Secretary

Encls.,
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Exemption No. 82-4982

GENTING BERHAD ("GB")

LEVEL I AMERICAN DEPOSITORY RECEIPT PROGRAMME
STATUS REPORT AS OF 31 MARCH 2006

	Number	Name	Percentage of securities agai[illegible] issued and paid-up capital o[illegible]
Custodian	1	Malayan Banking Berhad, Kuala Lumpur (Local Custodian)	
Securities	525,000	-	0.074%

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